UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42376

HUHUTECH International Group Inc.

3-1208 Tiananzhihui Compound

228 Linghu Road

Xinwu District, Wuxi City, Jiangsu Province

People’s Republic of China 214135

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On February 24, 2025, Ms. Xiaoqiu Zhang tendered her resignation as a director and the Chair of the Nominating Committee of HUHUTECH International Group Inc. (the “Company”), effective February 24, 2025. Ms. Xiaoqiu Zhang’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On February 24, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Qiang Li was appointed as the director and the Chair of the Nominating Committee of the Company, effective February 24, 2025.

The biographical information of Mr. Qiang Li is set forth below:

Mr. Qiang Li passed the Chinese National Judicial Examination in 2019 and began practicing at Shanghai Sunhold Law Firm in July 2022, where he specializes in legal services related to Japan. Throughout his practice, he has provided legal services to multiple Japanese and Chinese listed companies. Mr. Li earned his Bachelor of Laws degree from Kumamoto University in April 2018 and his Master of Laws degree from Kyushu University in April 2020.

Qiang Li does not have a family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

On February 24, 2025, Qiang Li has received and signed the offer letter provided by the Company. The term shall continue until his successor is duly elected and qualified. The Board of Directors may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the Board of Directors of the Company. Qiang Li is entitled to compensation of US$30,000 for each calendar year, payable on a monthly basis. The offer letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUHUTECH International Group Inc.

Date: February 28, 2025	By:	/s/ Yujun Xiao
	Name:	Yujun Xiao
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter with Qiang Li

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